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                          June 7, 2023

       Peter Fernandes
       Chief Executive Officer
       Bellerophon Therapeutics, Inc.
       184 Liberty Corner Road, Suite 302
       Warren, NJ 07059

                                                        Re: Bellerophon
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 2, 2023
                                                            File No. 333-272359

       Dear Peter Fernandes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey Schultz